No.3. Lane 141, Sec.3, Beishen Rd. Shenkeng Township Taipei County 222 Taiwan
Phone: (403) 290-1744 Fax: (403) 266-5732 Website: www.transaktltd.com

January 20, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Attention: Joseph M. Kempf

RE:	TransAKT Ltd. Form 20-F for the year ended December 31, 2009 Filed June 29, 2010 Form 1O-Q for the quarter ended September 30, 2010 Filed November 15, 2010 File No. 000-50392

Dear Mr. Kempf:

Thank you for your letter dated December 10, 2010 providing comments on the Company’s disclosure Form 20-F for the year ended December 31, 2009 and Form 10-Q for the quarter ended November 15, 2010. We are pleased to provide the following responses to the comments raised in your letter (the paragraph numbering used below corresponds to the numbering used in your letter).

1.	The Company’s disclosure on Form 20-F has been revised to include the financial data for the two earliest of the required five years per Item 3.A.l. of Form 20-F

2.

We distribute telecommunications equipment under our own HTT brand as well as name brand equipment produced by Panasonic, Siemens, Lenovo, Sanyo and other producers. Generally, our distribution arrangements are on an ad-hoc basis; we purchase products from suppliers or, in the case of our own HTT products and certain third party labelled products, we commission the manufacture of products, and distribute them to a wide range of retailers in Taiwan. However, we do have binding distribution agreements with Panasonic and Sanyo for the resale of their telecommunications products in Taiwan. We will file these agreements as material contracts. The products that we purchase for resale are warehoused at our offices. Our employees are responsible for the inventory, sale and expedition of products. We maintain a cargo van used for smaller deliveries while larger orders are delivered by local freight companies. We do not have a contract for the shipment of our goods. All previous disclosure regarding the manufacturing aspect of our business were in reference to the manufacture of our HTT brand products. We have clarified our disclosure where applicable to emphasize that we employ third-party manufacturers to produce our HTT products.

3.

We have revised our disclosure to reflect our intent to begin with our expansion into China. We are aiming to include other regions in the future but these plans will be capital intensive, as such we are not able to provide an accurate estimate as to when the Company will begin to work in these other countries.

4.

Intense competition between manufacturers in China and Taiwan allows us to select between a variety of companies that provide high quality final products on an as-need basis, without the need for a fixed contract. We do not rely on any particular manufacturer for any of our products. We have updated the disclosure to remove any ambiguities regarding our use of third party manufacturers.

5.

We no longer market our products through this channel of distributors; this statement has been removed from our disclosure. We currently market our products exclusively in Taiwan; all marketing functions are performed by our in house sales team.

6.

We are a distributor of Sanyo’s telecommunication products in Taiwan, and this provides the company with an ongoing relationship with Sanyo. Our partnership to create Wi-Fi ready devices for Sanyo is informal, and we do not have a contract with them for design or fabrication. The decision of whether to proceed with the production of Wi-Fi phones in partnership with Sanyo will depend on our mutual agreement with Sanyo that a market exists for these products under the Sanyo label. We intend to conduct market analysis to make this determination. Because we do not have a formal agreement with Sanyo, we have revised our disclosure to clarify the informal nature of our relationship with Sanyo, removing reference to a “partnership”.

7.

The statement “competition in the cordless phone market is currently decreasing” was included in a report prepared for the company by a marketing firm. We have revised our disclosure to remove this statement.

8.	The FCC does not have jurisdiction over products distributed in Taiwan, and we have revised this section of our disclosure to discuss regulation in Taiwan by adding the following statement:

All radio communication devices sold in Taiwan are regulated by the National Communications Commission (NCC). Each of our wireless devices operating on 1.8GHz and 2.4GHz frequencies have been tested and certified for compliance with all applicable NCC regulations by ETC (Electronics Testing Center, Taiwan).

9.	We have expanded our discussion of operating results to address each year for which financial statements are required.

10.	We have revised our disclosure. Form 20-F/A will contain disclosure regarding loans payable, including our explanation as to how we intend to satisfy our payment obligations.

11.

Senao Telecom purchases telephones and cordless phones from us on an as-needed basis for sale in Senao’s retail stores in Taiwan. We do not have a formal distribution agreement with Senao. We have revised our disclosure accordingly.

12.

On August 5, 2008 the Company announced that it had received regulatory approval to register TransAKT (Guangzhou) Ltd. in China, and TransAKT (Hong Kong) Ltd., both wholly-owned subsidiaries of TransAKT Ltd. With the registration of these subsidiaries based in Hong Kong and China, TransAKT has been approved by the Chinese government to do business in China. The approval in question was granted by the China’s Investment Commission (MOEA) which is responsible for the regulation of foreign enterprise under the Statute for Investment by Foreign Nationals. The Company did not apply for regulatory approval for any specific product or service. Subsequent government approvals will be required in respect of any products that we aim to distribute.

13.

We received $30,000 in exchange for a convertible debenture from two individual shareholders of the Company. These individuals are not affiliated with the Company, holding less than one percent of the shares outstanding. In the interest of protecting the privacy of our shareholders, we will file the form of agreement as a material contract.

14.

Please refer to our revised Business Overview, under the sub-heading, “Distribution of Third Party Products.” We do not presently have information available in order to provide a breakdown of our sales by products. We have, however, provided a breakdown of sales by brand. All sales were made in Taiwan.

15.

Our current sales in Taiwan provide sufficient revenue to maintain our current distribution structure, but the Company will require additional capital to expand our distribution into China and other regions. We have updated our disclosure accordingly.

16.

The Company also had loans payable to five shareholders amounted to $60,400 as of December 31, 2009 and 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010. We will file the form of note as a material contract. No other loans and advances from related parties were made under written agreement.

17.	We have revised our disclosure under item 15T of Form 20-F to clarify that our disclosure controls and procedures were effective as of December 31, 2009.

18.	We have revised our disclosure under item 15T of Form 20-F to include management’s evaluation of internal controls over financial reporting.

19.	We have revised our disclosure; Form 20-F/A will contain comparative audited financial statements that cover the latest three financial years, as required by Item 8.A.2 of Form 20-F.

Sincerely,

/s/ James Wu
James Wu
President & Chief Executive Officer
TransAKT Ltd.